Filed by Churchill Capital Corp IX pursuant to Rule 425

under the Securities Act of 1933, as amended

Subject Company: Churchill Capital Corp IX (Registration No. 333-290370)

On April 7, 2026, Plus Automation, Inc. (“PlusAI”) held a webcast to discuss updates to its business. The following presentation accompanied the webcast:

PlusAI

Driving an Intelligent Future

April 2026

Copyright © 2026 PlusAI, Inc. All rights reserved.


INTERNATIONAL
Plus

About This Presentation

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a proposed business combination (the "proposed transaction") between PlusAI Automation, Inc. ("PlusAI") and Churchill Capital Corp. IX ("Churchill IX") and potential related offering of the securities of Churchill IX or PlusAI in a private placement (the "proposed transactions") and for no other purpose. By accepting this presentation, each recipient agrees: (i) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain; (ii) to return or destroy all copies of this presentation or portions thereof in its possession following the request for the return or destruction of such copies; and (iii) to use this presentation for the sole purpose of evaluating the proposed transactions. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of Churchill IX and PlusAI is prohibited.

The information contained herein does not purport to be all inclusive and none of PlusAI, Churchill IX nor any of their respective affiliates, directors, officers, employees or advisers or any other person has independently verified the information in this presentation and no representation or warranty, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will PlusAI, Churchill IX or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Recipients of this presentation should each make their own evaluation of PlusAI, Churchill IX and the proposed transactions and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Recipients should review the Registration Statement (as defined below) filed by Churchill IX with the SEC in connection with the proposed transactions for further information on PlusAI, Churchill IX or the proposed transactions

Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as "plan," "project," "will," "estimate," "intend," "expect," "anticipate," "believe," "target," "continue," "could," "may," "might," "possible," "potential," "predict", "accelerate" or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: expectations regarding the completion of the business combination between PlusAI and Churchill IX; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections of commercialization costs and timelines; expectations regarding PlusAI's ability to demonstrate feasibility of its technologies, to attract, retain, and expand its customer base, and to develop products and services and bring them to market in a timely manner; PlusAI's deployment of virtual driver software; PlusAI's expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; PlusAI's ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies, products, services, or technologies; PlusAI's ability to attract and retain qualified employees; development of favorable regulations and government incentives affecting its markets; the potential benefits of the proposed transactions and expectations related to its terms and timing; PlusAI's expectations concerning relationships with strategic partners; and terms of the TRATON investment, for which a definitive agreement governing the terms of the arrangement is under negotiation and is currently subject to a non-binding agreement only.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of PlusAI and Churchill IX.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PlusAI is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PlusAI's historical net losses and limited operating history; PlusAI's expectations regarding future financial performance, capital requirements and unit economics; PlusAI's use and reporting of business and operational metrics; PlusAI's competitive landscape; PlusAI's dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of PlusAI's business plans and the potential need for additional future financing; PlusAI's ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PlusAI's reliance on strategic partners and other third parties; PlusAI's ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company's ability to maintain internal control over financial reporting and operate a public company; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against PlusAI or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill, PlusAI, or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described under the section entitled "Risk Factors" in the Registration Statement on Form S-4 (File No. 333-290370), as amended and supplemented from time to time, the "Registration Statement"), and in Churchill IX's filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PlusAI, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading "Risk Factors." If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of PlusAI's and Churchill IX's management as of the date of this presentation; subsequent events and developments may cause their assessments to change. While PlusAI and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of its founders' or sponsors' past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of its founders' or sponsors' past investments.

Copyright © 2026 PlusAI, Inc. All rights reserved. | 2

PlusAI | Churchill Capital

About This Presentation

Additional Information and Where to Find It

In connection with the proposed business combination, Churchill IX has filed a Registration Statement on Form S-4 (the "Registration Statement") with the SEC. In connection with the proposed business combination, Churchill IX has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus that has been distributed to Churchill IX's shareholders in connection with Churchill's solicitation of proxies for the vote by Churchill IX's shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PlusAI stockholders in connection with the completion of the proposed transaction. The Registration Statement has been declared effective by the SEC and Churchill IX has mailed a proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. On March 31, 2026, Churchill filed a Post-Effective Amendment to the Registration Statement, which was declared effective by the SEC on April 2, 2026. Before making any voting or investment decision, Churchill IX shareholders, PlusAI stockholders and other interested persons are advised to read the proxy statement/prospectus, as well as other documents filed with the SEC by Churchill IX in connection with the proposed transaction, as these documents will contain important information about Churchill IX, PlusAI and the proposed transaction. Shareholders may obtain a copy of the proxy statement statement/prospectus, as well as other documents filed by Churchill with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a written request to Churchill Capital Corp IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019.The information contained on, or that may be accessed through the websites referenced in this presentation is not incorporated by reference into, and is not a part of, this presentation.

Participants in the Solicitation

Churchill IX, PlusAI and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill's shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill IX's shareholders in connection with the proposed transaction are set forth in proxy statement/prospectus filed by Churchill with the SEC on January 12, 2026, as amended. You can find more information about Churchill's directors and executive officers in Churchill IX's final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill IX with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus, as amended. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Unit Economics and Use of Projections

The unit economics in this presentation ("Unit Economics") were prepared solely for internal use and not with a view toward public disclosure or toward complying with Generally Accepted Accounting Principles, any published guidelines of the SEC or any guidelines established by the American Institute of Certified Public Accountants. The Unit Economics have been prepared by PlusAI and are the responsibility of PlusAI's management. The Unit Economics constitute forward-looking information, and is for illustrative purposes only, and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying the Unit Economics are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See "Forward-Looking Statements" earlier in this presentation as well as "Risk Factors" at the end of this presentation. Actual results may differ materially from the results contemplated by Unit Economics and other prospective and targeted revenue projections contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected by the Unit Economics will be achieved.

No Incorporation by Reference

The information contained in the third-party citations referenced in this presentation is not incorporated by reference into this presentation.

Trademarks

This presentation contains trademarks, service marks, trade names and copyrights of PlusAI, Churchill IX, and other companies, which are the property of their respective owners.

Risk Factors

For a description of certain risks relating to PlusAI, including its business and operations, and the proposed transactions, we refer you to "Risk Factors" at the end of this presentation as well as the Risk Factors included in our Registration Statement as filed with the SEC presented in the section entitled "Risk Factors."

Copyright © 2026 PlusAI, Inc. All rights reserved. | 3

PlusAI | Churchill Capital

Our Vision Autonomous transportation will make our world safer, more efficient, and more sustainable. Copyright © 2026 Plu sAI, Inc. All rights reserved. | 4 | | C Chu hur rc chi hil ll l C Ca ap pi it ta al l

PlusAI Highlights

Why Plus?

Trillion Dollar Market	Autonomous driving is transforming the multi-trillion-dollar global heavy trucking industry
Proven, On the Road	Trucks equipped with our AI virtual driving system are autonomously transporting freight today in live operations with Ryder and International
Significant Revenue Today	Higher 2026E revenue projection than our key competitors[1]; growth is further catalyzed by targeted 2027 commercial launch of driverless trucks
Contracted, Factory-Built Distribution	Partnered with TRATON, Hyundai, Iveco; providing a scalable path to install our AI virtual driver on thousands of factory-built trucks – we do not build or retrofit trucks
Capital Efficient Model	Software-focused business model with lower OpEx than our key competitors, and path to cash-flow positive in 2027E
Discounted Entry Value	Going public in 2Q 2026 at a meaningful discount to public peers

Copyright © 2026 PlusAI, Inc. All rights reserved. | 5 Note: (1) See page 19.

PlusAI | Churchill Capital

On the Road, In Operation

Our AI driver is autonomously transporting freight today[1]


Texas I-35 Corridor
Laredo to Temple
35
600+ mile daily runs
Temple
Austin
San Antonio
Laredo

Announced on March 31, 2026

Fleet Partner	Truck OEM	AI Driver
Ryder Ever better.	INTERNATIONAL	PlusAI

- Trial initiated in September 2025 using **International** trucks with factory-installed SuperDrive™ designed by **PlusAI**
- **600+ mile daily roundtrip** route runs along the I-35 corridor between **Ryder** warehouses in Laredo and Temple **(high complexity route)**
- **60,000+** cumulative miles; approaching **100-run milestone**
- Operating on **paid freight**; integrated into **existing fleet workflows**
- Recent software upgrades enabling night driving and construction zone capabilities, **expanding Operational Design Domain (ODD)**

On-time delivery	Autonomous route coverage[1]	Pre-trip inspection[2]	Fuel efficiency
100%	92%	<30 minute	Improved

Copyright © 2026 PlusAI, Inc. All rights reserved.
| 6

Source: International press release on March 31, 2026 *(International Launches Level 4 Autonomous Fleet Trial on Live Freight Lane)*
Note: (1) Supervised by a human safety driver, (2) Inspection time in line with current expectations.

PlusAI | Churchill Capital

Robust Fleet Engagement Active L4 discussions with top U.S. freight carriers Active Fleet Sizes Number of tractors / Class 8 type vehicles Contracted pilots began September 2025 12,600 11,500 11,400 9,300 8,300 2,300 Fleet A Fleet B Fleet C Fleet D Fleet E Source: Transport Topic Top 100 Private Carriers in North America, Transport Topic Top 100 Logistics Companies in North Ameri ca Copyright © 2026 Plu sAI, Inc. All rights reserved. | 7 | Churchill Capital Note: (1) See Strategic acceleration with TRATON” in “Supporting Materials” for additional information.

Our Physical AI Platform SuperDrive HyperFoundry AI Driver AV Data - Models - Simulation Flagship Physical AI software Foundational AV development TM powering L4 autonomous trucks engine powering SuperDrive (1) (2) Est. Opportunity: $1B+ ARR at Scale Opportunity: $50-100M+ annually Revenue generation expected to begin in Revenue generation TODAY through the (3) 2027 through targeted commercial launch sale of proprietary AV data and tools of OEM-built L4 trucks Note: (1) Based on ~$40K rev enue per truck, 25,000 projected trucks for 2031. (2) Based on internal management estimates of p otential revenue opportunity of HyperFoundry platf orm. As of the date hereof, one def initive agreement related to the HyperFoundry platf orm has been signed for an expected $25M of total revenue - C Co op py yr riig gh ht t © © 2 20 02 26 6 P Pllu u s sA AI I, , I In nc c. . A Allll r riig gh ht ts s r re es se er rv ve ed d. . || 8 8 for f urther information, see Unit Economic s and Use of Projec tions in About this presentation disclaimer pages. (3) Pursu ant to a March Autonomy Ac celeration | Churchill Capital Program Agreement with TRA TON (the “TRA TON Agreement”), TRATON agreed to pay the Company up to an aggregate of $25 million up on certain agreed performance milestones, in exc hange f or providing certain autonomy data, tools, and services to TRATON in support of the accelerated pro gression of their L2+ program.

Our Physical AI Platform SuperDrive Factory-installed by OEMs; monetized on a per-mile usage basis ~$40k contracted ARR per truck HyperFoundry Data Factory Model Factory SimVerse Automated 3D road reconstruction at scale 7M+ miles of L4-validated data Proprietary L4 models (E2E and VLA) Proprietary AV data and Neural closed-loop simulator Data acquisition, classification, and Distillation of large AI models into smaller tools; monetizable with for structured validation auto-labeling for model training efficient models for edge deployment third-party customers now $25M contracted (1) revenue Leveraging PlusAI’s $500M+ R&D investment since inception Note: (1) Pursuant to the TRATON A greement, TRA TON agreed to pay the Company up to an aggregate of $25 million upon certain a greed performance milestones, in C Co op py yr riig gh ht t © © 2 20 02 26 6 P Pllu u s sA AI I, , I In nc c. . A Allll r riig gh ht ts s r re es se er rv ve ed d. . || 9 9 | | C Chu hur rc chi hil ll l C Ca ap pi it ta al l exchange for providing certain autonomy data, tools, and services to TRATON in support of the accelerated progression of the ir L2+ program.

SuperDrive Our AI driver in action Full-stack L4 software Primary driving system (edge) 1 Runs on the vehicle’s primary edge computer using a Reasoning–Reflex framework to act as a virtual driver Reasoning Vision Language Model High-Level Guidance and Decision Reflex End-to-End Transformer Model Perception Motion Forecast Scene Abstraction Guardrails Safety Assurance Model Redundant Fallback System (edge) 2 Fail-Safe Redundancy Monitors primary system and provides a fail-safe fallback to maintain safe operations and controlled risk response Remote Operation (cloud) 3 Human-in-the-Loop Monitoring and Support Enables human-in-the-loop monitoring and support for exception handling and recovery during early deployments C Co op py yr riig gh ht t © © 2 20 02 26 6 P Pllu u s sA AI I, , I In nc c. . A Allll r riig gh ht ts s r re es se er rv ve ed d. . || 10 10 | Churchill Capital

SuperDrive Trained on proprietary freight data 7M+ real-world miles, augmented by simulation and synthetic data Avoid emergency Left-hand driving Rain lane vehicle Snow Cut-ins Copyright © 2026 Plu sAI, Inc. All rights reserved. | 11 | Churchill Capital

SuperDrive Deployed through leading global OEMs Embedded autonomy operating system; factory-installed and commercialized through OEM channels (1) (2) 518k 299k OEM-led fleet trials in Texas with a Top 10 for-hire carrier, and OEM-led fleet trials in Europe Autonomous Class 8 XCIENT commercial launch targeted for 2027 beginning 2026 fuel cell trucks Copyright © 2026 Plu sAI, Inc. All rights reserved. | 12 | Churchill Capital # # Unit sales of trucks in 2024-2025 across brands Global truck deliveries in 2024-2025 Source: (1) TRATON, A nnual Report 2025. (2) Iv eco Group, Q4 & FY 2025 Results.

SuperDrive™

Monetized on a contracted per-mile basis

Recurring, usage-based software model; commercial deployment expected in 2027

PlusAI unit economics[1][2]

~$40k	~85%
Annual revenue per truck	Target gross margins

How PlusAI will generate L4 revenue

- Fleets purchase L4 autonomous trucks equipped with SuperDrive™ from OEMs, who retain responsibility for sales, service, and support
- Fleets pay OEMs a per-mile fee for autonomous operation
- OEMs pay PlusAI a **contracted, fixed per-mile software fee** for the use and support of SuperDrive™

Scaling driverless trucks[1]
(U.S. and Europe)



130,000
25,000
<100
2027
2031
2035

Copyright © 2026 PlusAI, Inc. All rights reserved. | 13

Note: (1) Based on illustrative internal management estimates - for further information, see "Unit Economics and Use of Projections" in "About this presentation" disclaimer pages. (2) Assumes 240,000 annual autonomous miles per deployed truck.

PlusAI | Churchill Capital

HyperFoundry AI data market is growing PlusAI has valuable assets ✓ Data Factory Language AI scaled on abundant internet data ✓ Model Factory Physical AI requires real- world sensor data– scarce, expensive, hard to collect (1) Ü $4.5B (2025) → $12.2B (2032) AV data market (1)✓ SimVerse Ü 15%+ CAGR driven by AI data demand Ü Real-world data required to solve edge cases and safety Note: (1) Verified Mark et Reports, Global Autonomous C Co op py yr riig gh ht t © © 2 20 02 26 6 P Pllu u s sA AI I, , I In nc c. . A Allll r riig gh ht ts s r re es se er rv ve ed d. . || 14 14 | Churchill Capital Vehicle Data Platf orm M arket Size, Share, Industry Growth & Forecast 2026-2034.

HyperFoundry™

Actively monetizing our AV data and tools

$25M contracted revenue today; targeting $40-50M in 2026[1]

Customers need:

- Multimodal data across diverse real-world edge cases
- High-fidelity, real-world interaction data (vs. simulated)
- Immediate access to deep pipeline of data variety

PlusAI offers:

HyperFoundry™

	Data Factory	Model Factory	SimVerse
Product offering	7M+ miles of L4-validated data; auto-labeling	Proprietary L4 models (E2E-VLA; edge)	AV simulation and validation tools
Available to market	Now	H2 2026E	2027E
Target customer profile	OEMs (L2+/ADAS), Tier 1 Suppliers, AI Labs, AI Data, Robotics	OEMs (L2+/ADAS), Defense, Robotics, Mining	OEMs (L2+/ADAS), Tier 1 Suppliers, Robotics

Note: (1) $25M contracted revenue pursuant to TRATON Agreement; target based on internal management estimates of potential revenue opportunity of HyperFoundry platform - for further information, see "Unit Economics and Use of Projections" in "About this presentation" disclaimer pages.

Copyright © 2026 PlusAI, Inc. All rights reserved.
| 15

PlusAI | Churchill Capital

Financial Profile Near-term revenue with large upside from L4 launch 2026E 2027E TM SuperDrive Active fleet trials L4 commercial launch Revenue Drivers (1) (1) TM ~$40-50M $50-100M+ HyperFoundry Operating expenses $71M $77M Illustrative cash flow profile Approaching breakeven Expected positive Note: (1) Based on internal management estimates of potential revenue opportunity of HyperFoundry platf orm - for f urther information, see Unit Economic s and Use of C Co op py yr riig gh ht t © © 2 20 02 26 6 P Pllu u s sA AI I, , I In nc c. . A Allll r riig gh ht ts s r re es se er rv ve ed d. . || 16 16 | | C Chu hur rc chi hil ll l C Ca ap pi it ta al l Projections in About this presentation disclaimer pages.

Financial Profile

Capital efficient path to scale

PlusAI delivers AI-driven economics through OEM-integrated, industrial-scale deployment

- ✓ **AI-native Cost Structure:** AI-driven engineering aims to increase productivity, keep R&D expenses lean, and decouple such expenses from growth going forward
- ✓ **Zero Manufacturing Capex:** Avoid heavy capex by remaining a pure-play, asset-light software provider
- ✓ **OEM Channel Leverage:** Scale through existing manufacturer networks to minimize sales and service overhead
- ✓ **High Operating Leverage:** Software-first model designed to ensure incremental revenue flows directly to the bottom line

PlusAI operating expenses[1]
(Non-GAAP; $M)


Driverless Commercial Launch Year
54
70
71
77
SG&A
R&D
16
37
19
52
20
51
21
56
2024A
2025A
2026E
2027E

Note: (1) Figures may not sum to totals due to rounding. Reflects sales, marketing, general and administrative expense and research and development expense excluding, in each case, stock-based compensation. 2024 stock-based compensation for non-GAAP SG&A and R&D was approximately $1.6 million and $2.5 million, respectively, totaling $4.1 million. 2025 stock-based compensation for non-GAAP SG&A and R&D was approximately $1.6 million and $0.2 million, respectively, totaling $1.8 million. 2026 and 2027 operating expenses are estimates. A reconciliation of non-GAAP measures to corresponding GAAP measures is not available on a forward-looking basis without unreasonable effort due to the uncertainty regarding, and the potential variability of, reconciling items that may be incurred in the future, such as stock-based compensation, the effect of which may be significant.

Copyright © 2026 PlusAI, Inc. All rights reserved. | 17

PlusAI | Churchill Capital

Our Roadmap Key milestones Driver-out tests completed; Commercial fleet operations (with safety driver) launched 2025 OEM Commercial Revenue Public listing acceleration readiness generation 2026E 2Q 2026 via CCIX Expanding Texas Monetize data & tools commercial operations Targeted commercial launch of driverless trucks 2027E Copyright © 2026 Plu sAI, Inc. All rights reserved. | 18 | Churchill Capital

Going Public in 2026

PlusAI: attractive entry valuation

Differentiated technology, monetizable assets, and near-term path to scale

Discount to peers

Observed market capitalization for public peers ($B)


$10.2
YTD High(1)
Current Value(2)
$8.6
$2.7
$1.7
PlusAI go-public equity value
Aurora
kodiak
PlusAI

Differentiated revenue generation

2026E Revenue(3) ($M)


$40.0 - $50.0(4)
$25M
PlusAI Contracted Revenue(5)
$25.0 (5)
$15.0 (6)
$12.7 (7)
PlusAI
Aurora
kodiak

Source: FactSet market data as of March 31, 2026, company filings. Note: (1) 2026 YTD high fully diluted equity value. (2) Current fully diluted equity value as of March 31, 2025. (3) 2026E Revenue for peers derived from FactSet Consensus Estimates. PlusAI 2026E revenue is based on management projections that are preliminary, have not been audited, are based on information available to us only as of the date of this presentation, and are subject to change. (4) Based on internal management estimates of potential revenue opportunity of HyperFoundry platform – for further information, see "Unit Economics and Use of Projections" in "About this presentation". (5) As of March 26, 2026. (6) Management guidance for 2026E Revenue was $14.0 - $16.0 million. (7) Based on FactSet analyst consensus; Kodiak has not published 2026E revenue guidance.

Copyright © 2026 PlusAI, Inc. All rights reserved.

| 19

PlusAI | Churchill Capital

Risk Factors

Investing in us involves a high degree of risk. The risks and uncertainties set out below are a summary only and are not the only risks we face. See the section entitled "Risk Factors" in the Registration Statement on Form S-4 filed by Churchill IX with the SEC (as amended), and the prospectus/proxy statement included therein, as well as other information included in the Registration Statement and proxy statement/prospectus for a more detailed discussion of factors that you should consider carefully before making an investment decision. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition.

- Autonomous driving technology is an emerging technology, and we face significant technical challenges to commercialize our technology.
- PlusAI have incurred net losses since our inception, and we expect to incur significant expenses and continuing losses for the foreseeable future.
- PlusAI's limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter, particularly with respect to its nascent HyperFoundry data and tools offerings.
- PlusAI's technology may be lesser performing or developing and commercializing and scaling our technology may take us longer to complete than we currently anticipate.
- PlusAI operate in an intensely competitive market and some market participants have substantially greater resources.
- PlusAI expect to rely on a limited number of customers for a significant portion of its future revenue, particularly with respect to its nascent HyperFoundry data and tools offerings.
- It is possible that PlusAI's model does not materialize as expected, in particular as a result of PlusAI's software-focused business model and its limited experience with its nascent HyperFoundry data and tools offerings.
- Deployment and commercialization may be delayed due to delays in PlusAI's anticipated timeline for completion and validation of acceptable safety testing and measures for our technology and the development of plans for ensuring acceptable driver-out safety, delays in the production, reliability or revision of truck and computer hardware required for our technology from our partners or suppliers. PlusAI's leading global original equipment manufacturers partners and their customers, or the industry more generally, may delay, scale back or deprioritize the necessary investment required for the adoption of our technology or autonomous technology generally.
- PlusAI is highly dependent on the services of our senior management team and, specifically, our co-founders.
- PlusAI's technology may not function as intended due to flaws or errors in PlusAI's software, hardware, systems or processes, product defects, or human error in administering these systems or processes.
- PlusAI is subject to evolving and uncertain regulations, including those governing motor carriers and autonomous vehicles, and unfavorable changes to these regulations or any failure by us to comply with these regulations may adversely affect PlusAI.
- PlusAI may be subject to product liability that could result in significant direct or indirect costs, which could materially and adversely affect PlusAI's business, financial condition and results of operations.
- PlusAI identified material weaknesses in our internal control over financial reporting in connection with the preparation and audit of our financial statements for the years ended December 31, 2025 and 2024, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate existing material weaknesses, identify additional material weaknesses or fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
- PlusAI may not be able to adequately obtain, maintain, protect, defend or adequately enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions in a cost-effective manner or at all, particularly with respect to its nascent HyperFoundry data and tools offerings.
- Third-party claims that we are infringing intellectual property rights, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses.

Copyright © 2026 PlusAI, Inc. All rights reserved.
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PlusAI | Churchill Capital

Risk Factors

- The Sponsor, certain members of the CHURCHILL IX Board and certain CHURCHILL IX officers have interests in the business combination that are different from or are in addition to other shareholders in recommending that shareholders vote in favor of approval of the business combination proposal and approval of the other proposals described in the proxy statement/prospectus.
- The estimated net cash per share of CHURCHILL IX Ordinary Shares that will be contributed to the post-closing company in the business combination is less than the redemption price. Accordingly, CHURCHILL IX public shareholders who do not exercise redemption rights will receive shares of post-closing company Class A common stock that may have a value less than the amount they would receive upon exercising their redemption rights. Further, the shares of most companies that have recently completed business combinations between a special purpose acquisition company and an operating company have traded at prices below $10.00 per share. Accordingly, CHURCHILL IX public shareholders who do not exercise their redemption rights may hold shares of post-closing company Class A common stock that never obtain a value equal to or exceeding their per share value of the trust account.
- CHURCHILL IX's shareholders will experience dilution as a consequence of, among other transactions, the issuance of post-closing company Class A common stock as consideration in the business combination. Having a minority share position may reduce the influence that CHURCHILL IX's current shareholders will have on the management of the post-closing company.
- The deregistration of CHURCHILL IX as an exempted company registered under the laws of the Cayman Islands and registration by way of continuation and domestication of CHURCHILL IX into a Delaware corporation being undertaken in connection with the business combination may result in adverse tax consequences for holders of CHURCHILL IX public shares or CHURCHILL IX Warrants.
- CHURCHILL IX and PlusAI have incurred and expect to incur significant costs associated with the business combination. Whether or not the business combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by CHURCHILL IX if the business combination is not completed.
- Upon the closing of the business combination, the rights of holders of post-closing company Class A common stock arising under the Delaware General Corporate Law will differ from and may be less favorable in certain aspects to the current rights of holders of CHURCHILL IX Ordinary Shares arising under the Companies Act (As Revised) of the Cayman Islands.
- A market for the post-closing company's securities may not continue, which would adversely affect the liquidity and price of the Post-Closing Company's securities.
- Following the Closing, the Nasdaq may delist shares of post-closing company Class A common stock from trading on its exchange, which could limit investors' ability to transact in our securities and subject us to additional trading restrictions.
- If the business combination's benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of the post-closing company's securities may decline.
- We cannot assure you that we will be able to complete the Transactions or another initial business combination by the end of the completion window, in which case CHURCHILL IX will cease all operations except for the purpose of winding up and CHURCHILL IX would redeem the CHURCHILL IX public shares and liquidate, in which case CHURCHILL IX's public shareholders would only receive approximately $10.70 per share (based on amounts in the trust account at December 31, 2025), or less than such amount in certain circumstances.
- Because CHURCHILL IX is incorporated under the laws of the Cayman Islands, in the event the business combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.
- Legal proceedings in connection with the business combination, the outcomes of which are uncertain, could delay or prevent the completion of the business combination.
- PlusAI may not be able to reach additional definitive agreements with respect to its HyperFoundry platform beyond the TRATON Agreement, or may reach such agreements on terms less favorable to PlusAI than currently anticipated.

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